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                                                                      EXHIBIT 18

                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

     Security Capital Employee REIT Fund Incorporated ("Fund") hereby adopts this Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended ("1940 Act").


A.   GENERAL DESCRIPTION OF CLASSES THAT ARE OFFERED:

     1. Class R Shares. Class R shares of the Fund are sold to the general public without an initial or a deferred sales charge.

     Class R shares of the Fund are subject to a distribution fee and service fee equal, in the aggregate, to .25 of 1% on an annual basis of the average daily net assets of the Class R shares of the Fund paid pursuant to a distribution and service plan adopted pursuant to Rule 12b-1 under the 1940 Act.

     Class R shares of the Fund are available for purchase only by investors whose minimum initial investment is $2,500.

     2. Class I Shares. Class I shares of the Fund are sold to the general public without an initial or a deferred sales charge.

     Class I shares of the Fund are subject to a distribution fee and service fee equal, in the aggregate, to .25 of 1% on an annual basis of the average daily net assets of the Class I shares of the Fund paid pursuant to a distribution and service plan adopted pursuant to Rule 12b-1 under the 1940 Act.

     Class I shares of the Fund are available for purchase only by investors whose minimum initial investment is $250,000.


B.   EXPENSE ALLOCATIONS OF EACH CLASS:

     Certain expenses may be attributable to a Class of shares ("Class Expenses"). Class Expenses are charged directly to the net assets of the Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class.

     Each Class may pay a different amount of the following expenses:

     (1)  administration and transfer agency fees;
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     (2)  fees of directors who are not affiliated with the Fund's investment adviser;

     (3)  legal and auditing expenses;

     (4) printing and postage fees that are related to preparing and distributing the Fund's prospectus, proxy statements and shareholder reports;

     (5)  costs of maintaining the Fund's existence;

     (6)  interest charges and taxes;

     (7)  costs of stationery and supplies;

     (8) expenses and fees related to registration and filing with federal and sate regulatory authorities; and

     (9)  costs of personnel rendering clerical accounting and other services.


C.   CONVERSION FEATURE:

     Class I shares may be converted to Class R shares, at the election of a shareholder, in the event applicable minimum account balance requirements are not satisfied, as disclosed in the Fund's then current prospectus for Class I shares. No other conversions are permissible.


D.   EXCHANGE PRIVILEGES:

     Class I and Class R shares of the Fund are not exchangeable.


E .  CLASS DESIGNATION:

     Subject to approval by the Board of Directors, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.


F.   ADDITIONAL INFORMATION:

     This Multiple Class Plan is qualified by and subject to the terms of the then current prospectus for each Class; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the Class contained in this Plan. The prospectus for each Class contains additional information about the Classes and each Fund's multiple class structure.
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G.   DATE OF EFFECTIVENESS:

     This Multiple Class Plan is effective as of the date hereof, provided that this Plan shall not become effective unless such action has first been approved by the vote of a majority of the Board and by vote of a majority of those Directors of the Fund who are not interested persons of the Fund.


                              By Action of the Board of Directors
                              November 25, 1997